UNITED STATESSECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 10SB/A

GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
BUSINESS ISSUERS
Pursuant to Section 12(b) or (g)
of the Securities and Exchange Act of 1934


HIKING ADVENTURES, INC.
(Exact name of registrant as specified in its charter)


Nevada                     880370480
(State of organization)    (I.R.S. Employer
                           Identification No.)

3123 Trueno Road, Henderson, NV 89014
(Address of principal executive offices)

Registrant's telephone number, including area code:
(702) 4357947

Registrant's Counsel:
Shawn F. Hackman, P.C., 3360 W. Sahara Avenue
Suite 200, Las Vegas, NV 89102, (702) 7322253.

Securities to be registered pursuant to Section 12(b) of the Act: None

Securities to be registered pursuant to Section 12(g) of the Act: Common Stock
ITEM 1.   DESCRIPTION OF BUSINESS

Background

Hiking Adventures, Inc., (the "Company") was organized as a Nevada corporation on October 18, 1996 for the purpose of publishing and marketing a collection of hiking trail guides. Its principal place of business is located at 3123 Trueno Road, Henderson, NV 89014. The Company is voluntarily filing this
Registration Statement.

The Company was formed by Gary C. Vesperman, who was issued 6,000 founders shares in consideration of expenditures totaling $414.55 for incorporating the Company. On January 13, 1998, Timothy J. Zelenka joined the Company's board and was named Secretary and Treasurer. On that date, Mr. Zelenka purchased
100,000 shares of the Company's common stock for the sum of $6,742.11, and Mr. Vesperman purchased 94,000 shares for the sum of $6,337.58. An additional
600,000 shares were issued to 28 shareholders for $0.05 per share in an offering (the "Offering") pursuant to Rule 504 of Regulation D (See Item 10,
"Recent Sales of Unregistered Securities"). This
Offering commenced on March 25, 1998, and was closed on July 7, 1998.

Business of Issuer

The Company's purpose is to publish and market a collection of hiking trail guides. Typical hiking trail guides contain detailed descriptions of each trail and one or two black and white photographs. The
Company intends to fill a niche in the marketplace by emphasizing hiking trails of exceptional merit, accompanied by color photographs of outstanding quality.

Each guidebook will feature one trail. The books will be 5 1/2 by 8 1/2 inches in size, printed on glossy paper to allow printing of full color photographs.
The front cover will show the name of the hiking trail at the top, with eye catching photographs below. The insides of the front and rear covers will contain information about the Company's other hiking guides and hiking information. The back cover includes a photograph and the usual information, such as retail price, publisher name and address, copyright year, and ISBN number.

The photographs will be shown on each page, in the sequence in which the trail is traversed. The first few pages will include summary information about the trail, such as its location, a map, and some general comments as to why the trail is considered to be outstanding. The author is then introduced, and information is included concerning the photographs.
Comments about the geology, history, campsites, and plant and animal life will also be included.

The Company also plans to research the feasibility, economic viability, and marketing appeal of providing hiking information, in addition to the guidebooks, to hikers via electronic methods using some of the technology already in place in the satellitebased global positioning systems ("GPS"). The Company envisions a handheld device, similar to a GPS, that would provide a hiker on a trail with positioning information, weather reports for the area, access road conditions, campsite and lodging availability, and the ability to make reservations. The device would also feature an alarm that could alert a hiker to troublesome or dangerous conditions on the trail, such as bad weather, grizzly bear warnings, etc.
This device is not currently under development, and the Company may determine that development of such a device is not economically feasible.

The Company plans to distribute these guidebooks over the Internet. Mr. Zelenka's expertise in this area will help the Company develop a web site and have it listed on all of the major search engines. The
Company has been in contact with an online publishing company who has expressed an interest in publishing the guidebooks on their site.

In addition to the Internet marketing, the Company also plans to pursue four other means of marketing and distributing the guidebooks. The first of these is advertisements in hiking and environmental organization publications. Second, the Company will attempt to display and sell the books in the stores and visitor centers in each area in which the trails are located. Third, the Company will try to get the guidebooks included in catalogs featuring sporting goods, guidebooks, and other similar outdoor oriented items. Finally, the Company may conduct a targeted direct mail campaign to sell photographs that are not included in the guidebooks.

The Company plans to design and print the guidebooks internally using desk top publishing software. The major raw materials needed are the photographs, which Mr. Vesperman either has already taken or will take prior to publication, and paper, which is readily available through numerous retail outlets.

None of the Company's current business activities, including those business activities currently being contemplated by the Company, require government approval.

The two Company officers, Messrs. Vesperman and
Zelenka, are the
company's only employees at this time.
Risk Factors
The Company's business is subject to numerous risk factors, including the following:
MINIMAL OPERATING HISTORY, MINIMAL REVENUE AND
MINIMAL ASSETS. The Company has minimal operating history and has received only some revenues or earnings from its intended operations. In addition, the Company has received a small amount of income from "consulting" projects performed by the Company's management during the most recent fiscal year. While this revenue has provided the Company with some working capital for its initial development, it is not likely that the Company or its principals will generate any additional consulting income in the future. The Company has limited assets and financial resources. The Company will, in all likelihood, sustain operating expenses without corresponding revenues, at least until it publishes its first guidebook. This may result in the Company incurring a net operating loss. (See Plan of Operation)
COMPETITION FOR TRAVEL PUBLISHING. The travel and tourist publishing business are intensely competitive. The
Company may be at a disadvantage with other companies, some of which have larger technical staffs, established market shares, and greater financial and operational resources than the Company.
There can be no assurance that the Company will be able to compete successfully.

ONE AGREEMENT FOR PUBLISHING AND DISTRIBUTION. To date, one agreement is in place for the publication and sale of hiking guide books. On June 10, 1999, the Company contracted with Business Concepts, Inc., a Nevada Corporation, as follows:

1. The Company has agreed to publish and sell to Business
     Concepts, Inc., and Business Concepts, Inc., has agreed to buy from the Company, three (3) sets of hiking guide books to be entitled, "Bears Ears
     Lizard Head North Fork Popo Agie High Meadows Trail
     Loop Hiking Adventures" ("Guide #1"), "Bird Ridge
     Trail Hiking Adventure" ("Guide #2"), and "Mount
     Abbott Trail Hiking Adventure" ("Guide #3").  The
     Company has agreed to publish and Business Concepts, Inc., has agreed to purchase 20,000 copies of Guide
     #1, 20,000 copies of Guide #2, and 20,000 copies of Guide #3. Business Concepts, Inc., has agreed to purchase the hiking guides at $3.15 per guide, subject to a six (6%) percent volume discount, resulting in a net price of $2.961 per guide, on a COD basis. The hiking guides will be produced and provided according to the following schedule

Guide #1
          Delivery Date         Guides to be delivered
          August 1, 1999        5,000
          September 1, 1999     5,000
          October 1, 1999       1,000 per month on
the first day
          Through               of each month
          July 1, 1999
Guide #2
          Delivery Date         Guides to
be delivered
          October 1, 1999       5,000
          November 1, 1999      5,000
          December 1, 1999      1,000 per month on
the first day
          through               of each month
          September 1, 2000
Guide #3
          Delivery Date         Guides to
be delivered
          December 1, 1999      5,000 January 1, 2000
          5,000
February 1, 2000      1,000 per month on the first
day through               of each month
          November 1, 1999
RELIANCE ON ONE AGREEMENT FOR THE PURCHASE OF HIKING
GUIDES.  To date, only one agreement exists for the
purchase of hiking guides.  In the event that the
Company is unable to satisfy the terms of the
purchase agreement, or the purchaser is unable to
fulfill its obligations under the purchase agreement,
the Company's expenses will be greater than its
revenues resulting in the Company operating at a
loss.
The  Company  has  had preliminary discussions with
an online publishing company who has expressed an
interest in publishing the guidebooks on its website.
The online publishing company is waiting, however,
for a final draft before any agreement can be
proposed.
CONTINUED MANAGEMENT CONTROL, LIMITED TIME
AVAILABILITY.  The two officers and directors are the
only employees of the Company. Each of them has a
fulltime job, and devotes as much time as possible to
the preparation of the guidebooks.  While this
limited availability increases the amount of time it
will take to prepare a final draft, the experience of
the management makes it imperative for them to
perform this work. Loss of the services of either
individual would adversely affect development of the
Company's business and its likelihood of continuing
operations. See Item     5.
LACK OF MARKET RESEARCH OR MARKETING ORGANIZATION.
The Company has not conducted or received results of
market research indicating that market demand exists
for the guidebooks. Moreover, the Company does not
have, and does not plan to establish, a marketing
organization.  The Company is relying completely on
the experience and knowledge of Mr. Vesperman  in
this regard.
ITEM 2.   MANAGEMENT'S PLAN OF OPERATION
NOTE REGARDING PROJECTIONS AND FORWARD LOOKING
STATEMENTS
This statement includes projections of future results
and "forward looking statements" as that term is
defined in Section 27A of the Securities Act of 1933
as amended (the "Securities Act"), and Section 21E of
the Securities Exchange Act of 1934  as amended (the
"Exchange Act"). All statements that are included in
this Registration Statement, other than statements of
historical fact, are forward looking  statements.
Although   Management believes that the expectations
reflected in these forward looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct.
Important factors that could cause actual results to differ materially from the expectations are disclosed in this Statement, including, without limitation, in conjunction with those forward looking statements contained in this Statement.
The Company plans to benefit from publishing and marketing guidebooks featuring a collection of hiking trails of exceptional merit. Each hiking trail description will begin with a few sentences of identification, narrative, and location. Narratives may include discussions of the trail's geology, biology, and history. The narrative of each trail is planned to be interspersed liberally with color photographs taken at various points along the trail.

The Company's President, Gary C. Vesperman, has hiked, rafted, backpacked, and otherwise visited a total of approximately 125 units of the Canadian and American national park and wilderness systems, plus dozens of state and provincial parks. Thus he is uniquely capable of judging the relative scenic merits of hiking trails. He personally hiked and selected four trails which will be the subject of the first four guidebooks.

The Company currently has an inventory of approximately 1,000 photographs which were purchased from Mr. Vesperman for a token payment of $1.00.
These photographs, together with other photographs taken by Mr. Vesperman in August, 1998, will be used in the Company's initial four guidebooks.

In addition, the Company plans to acquire additional photographs for use in later editions. Weather and seasonal conditions typically influence the time of year when a trail should be hiked for optimal picture taking. For example, drought conditions in late summer are ideal for high altitude trails. Wet winters are required for colorful spring wildflower displays in desert areas. So hiking trail photography would tend to be opportunistic and somewhat sporadic. In order to reduce costs, the Company plans to combine photographing trips to several candidate hiking trails in each category, when weather and seasonal conditions appear favorable.

The Company does not anticipate the need for additional cash during the next 12 months. The
Company does not intend to hire additional employees or acquire significant plant or equipment during that time period.

ITEM 3.   DESCRIPTION OF PROPERTY.
The Company neither owns nor leases any real property. Office services are provided without charge by Gary C. Vesperman, the President and Director of the Company.
The Company's principal place of business is comprised of 250 square feet of operating space located at 3123 Trueno Road, Henderson, Nevada,
89014. As aforesaid, these accommodations are currently being provided to the Company, without charge, by Gary C. Vesperman.
ITEM 4.   SECURITY  OWNERSHIP  OF CERTAIN BENEFICIAL
          OWNERS AND MANAGEMENT.

The following table sets forth information relating to the beneficial ownership of the Company's common stock by those persons holding beneficially more than 5% of the Company's common stock, by the Company's directors and executive officers, and by all of the Company's directors and executive officers as a group. In this case, the only holders of more than 5% of the Company's common stock are the directors and executive officers, so only one table is shown.

Title of Class Name/Address         Shares
Percentage
Class          Of Owner             Beneficially
Ownership
                                    Owned
Common         Gary C. Vespeman     99,300
12.41%
               3123 Trueno Road
               Henderson, NV 89014
Common         Timothy J. Zelenka   100,000
12.50%
               347 Gana Court
               Las Vegas, NV
Common         All officers and     199,300
24.91%
               directors
               (2 individuals)

ITEM 5.   DIRECTORS,  EXECUTIVE OFFICERS, PROMOTERS,
AND CONTROL
          PERSONS

The members of the Board of Directors of the Company serve until the next annual meeting of the stockholders, or until their successors have been elected. The officers serve at the pleasure of the Board of Directors. Information as to the directors and executive officers of the Company is as follows:


Name/Address                            Age
Position
Gary C. Vesperman                  55
                              President/Director
3123 Trueno Road
Henderson, NV 89014

Timothy J. Zelenka                 42

Secretary/Treasurer

/Director
347 Gana Court
Henderson, NV 89014

Gary C. Vesperman; President

Gary C. Vesperman, age 55, is the President and a Director of the Company. His previous experience has been with Film Funding, Inc., Las Vegas, Nevada from February 1992 until June 1998 where he worked as Vice President.

From April 1986 until October 1992 he was the Senior Technical Writer for EG&G Special Projects in Las Vegas. He wrote software user's guides and theory of operation/maintenance manuals for radar systems. He also edited proposals for security systems.

Mr.  Vesperman was previously a technical writer with 18  Silicon
Valley   electronics  companies  including  Control  Data,   Ford
Aerospace, Ampex, Verbatim, Amdahl, Timex, Mohawk Data Sciences, HewlettPackard, and Moore Systems. His projects have included a broadcast television camera, vehicle electronics testing system for a General Motors luxury car assembly line, power control and distribution systems, and many types of computer equipment.

After over a quarter century of research, Mr. Vesperman completed the design of a fiberoptic network of computerbased segmented courses. Fiberoptic cables would link up to several dozen metropolitan
high   schools  into  a  combination   of   unique
statistical techniques, video, teleconferencing, superlearning, and a threelevel computer hierarchy.

EDUCATION

BS  Electrical  Engineering, University  of  Wisconsin,  Madison,
Wisconsin 1968

EXPERIENCE:

Film Funding, Inc. Las Vegas, NV 2/92  6/98

Started  as  Associate Producer. Promoted to Vice President  and Chief
Operating  Officer  July  1992.  Edited  screenplays   and numerous
business   documents.   Attended   several   inventors
conferences and met with numerous inventors to obtain new business. Assisted with several business startups.

EG&G Special Projects, Las Vegas, NV 4/86  10/91

Senior Technical Writer Wrote software user's guides and theory of operation/maintenance manuals for radar and computer hardware using WPS/PLUSVMS AND WordPerfect 5.0 for DEC's VMS. Edited proposals and reports using Word 5.2 on IBM PCcompatible. Compiled cable and wire listings using Lotus 123. Developed engineering and publications document format standards. TS/SBI security clearance.

HewlettPackard Company, Cupertino, CA 10/84  7/85, 12/85  3/86

Technical  Writing Consultant  Wrote functional  circuit  theory for
Operator   Interface  unit  and  Vehicle   Interface   Unit maintenance
manuals. Came back to write software user's manuals and other miscellaneous documents.

Amdahl Corporations, Sunnyvale, CA 9/83  4/84

Senior Technical Writer Wrote power distribution system theory of operation manual for the largescale Amdahl 580 mainframe computer.
Used  a  3270  terminal,  SCRIFFW  editor  and   EDGAR formatter.

Timex Corporation, Cupertino, CA 1/83  8/83

Senior   Technical   Writer    Cleaned  up  specifications   and
schematics. Using a Wang word processor, wrote part of internal hardware manual on Timex 2000 computer. (Not completed due to facility move to Connecticut.)

Mohawk Data Sciences, Los Gatos, CA 9/82 11/82

Senior  Technical  Writer    Technical  consultant  for  circuit
descriptions of microprocessorbased telecommunications products. Used CPMbased text editor.

Ampex Corporation, Redwood City, CA 10/79  5/81

Senior Technical Writer  Principal author of theory of operation for
commercial   broadcast  color   television   camera   (most complicated
TV camera sold). Wrote video signal generating, video signal processing, auto centering, power supply, controls, etc. Revised operator's manual and maintenance procedures.

Ramtek Corporation, Sunnyvale, CA 1/79  3/79

Senior Technical Writer Wrote manual for Interdata CPU/graphic display interface. Incorporated changes to other manuals. Verbatim Corporation, Sunnyvale, CA 9/78 1/79
Senior Technical Writer Wrote manual for flexible diskette certifier with magnetic recording, op amp, and microprocessor theory.

Ampex Corporation, Redwood City, CA 10/77  1/78

Senior  Technical  Writer   Revised  tape  transport  manual  to
military specifications.

Amcomp, Sunnyvale, CA 9/79  5/77

Senior Technical Writer Wrote field service notes for tape and disk drives. Wrote manual for disk drive test unit.

Moore Systems, Sunnyvale, CA 11/75  6/76

Associate  Engineer   Documented supervisory  control  and  data
acquisition systems. Wrote manual for pulse output unit.

Ford Aerospace Corporation, Palo Alto, CA 10/75  11/75

Senior Publications Engineer Wrote computer channel interface theory to military specifications.

Control Data Corporation, Sunnyvale, CA 2/68  10/74

Engineer   Writer    Wrote  manuals  for  hybrid  analog/digital
computer  linkages,  peripheral controllers, dual  extended  core
storage   controllers,  I/O  channel  interfaces  and   switches,
mainframe   modifications,  etc.  Costestimated  and   scheduled
manuals. Trained new hardware writers. Developed format changes and new special hardware manual standard. Demonstrated ability to detect logic design errors. Found numerous errors in three projects and detected an error in three others which had escaped complete checkout. One such error required replacing 12 printedcircuit cards.

Timothy J. Zelenka; Secretary/Treasurer

Timothy J. Zelenka, age 42, is Secretary/Treasurer and a Director of

the Company. The highlights of his career includes stints  as an

independent  Webmaster  contractor  for  various   financial services

companies.  He  also has been  a  project  manager  for cellular telephone  construction and a computer  specialist  for inventory

control  for  an  offprice  wholesaler  of   designer clothing.

Wireless Internet Services, Inc., Las Vegas, NV, 2/99  Present

Technical representative, web designer

Business Concepts, Inc., Las Vegas, NV, 8/97  2/99

Web master

Self Employed, Las Vegas, NV, 1/97  7/97

Web page designer

Nassiri, Inc., Las Vegas, NV, 8/95  12/96

Inventory Specialist

CommCon, aka North American Tower Service, Matthews, NC, 2/95 8/95


Project manager trainee


EDUCATION


Pennsylvania   State  University,  Landscape   Architecture   and
Hotel/Restaurant Management.


At this time, Gary C. Vesperman intends on spending approximately forty (40%) percent of each work week attending to the affairs of the Company and engaging in Company matters. Additionally and at this time, Mr. Timothy Zelenka intends on spending approximately ten (10%) percent of each work week attending to the affairs of the Company and engaging in Company matters.

ITEM 6.   EXECUTIVE COMPENSATION

No compensation of directors or executive officers has been paid by the Company to date. The officers and directors of the Company are reimbursed for outofpocket expenses incurred on the Company's behalf. Beginning January 1, 2000, Mr. Vesperman, as an employee of the Company, will be compensated in the amount of Two Thousand Five Hundred ($2,500.00) Dollars per month; and, also beginning January 1, 2000, Mr. Zelenka, as an employee of the Company, will be compensated in the amount of Five Hundred ($500.00) Dollars per month.

ITEM 7.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

As aforesaid, the Company neither owns nor leases any real property. Office services are provided without charge by Gary C. Vesperman, the President and Director of the Company.

The Company=s principal place of business is comprised of 250 square feet of operating space located at 3123 Trueno Road, Henderson, Nevada, 89014. As aforesaid, these accommodations are currently being provided to the Company, without charge, by Gary C. Vesperman.

In addition, Messrs. Vesperman and Zelenka are providing their services without charge to the Company until December 31, 1999. Beginning
January 1, 2000, the Company intends to compensate Messrs. Vesperman and Zelenka as follows:

     Mr. Vesperman, as an employee of the Company, will be compensated in the amount of Two Thousand Five Hundred ($2,500.00) Dollars per month; and

     Mr. Zelenka, as an employee of the Company, will be compensated in the amount of Five Hundred ($500.00) Dollars per month.

At this time, there are no additional relationships or related transactions to be reported.

ITEM 8.   LEGAL PROCEEDINGS

The Company is not a party to any material pending legal proceedings and, to the best of its knowledge, no such action by or against the Company has been threatened.

ITEM 9.   MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

The Company's common stock is not listed for trading at this time. There are 37 record owners of the Company's stock. The Company has never paid a cash dividend and has no present intention of doing so in the foreseeable future.

On September 22, 1998, the Company filed a 15c211 with the National Association of Securities Dealers, Inc., in order for the Company to be listed on the OverTheCounter Bulletin Board.

On January 14, 1999, the National Association of Securities Dealers, Inc., sent notice to the Company that in order to be listed on the OverTheCounter Bulletin Board, the Company had to comply with NASD Rules 6530 and 6540. The Company's compliance with such Rules is a work in progress and is expected to be completed shortly.

ITEM 10.  RECENT SALES OF UNREGISTERED SECURITIES.

The following sales of unregistered Company Securities (Common Stock), were issued in accordance with certain exemptions from registration made available by the Federal Securities Laws. The exemption or exemptions utilized and relied upon by the Company in its offer and/or sale of certain unregistered Company Securities are provided by the Securities Act of 1933, as amended and as promulgated by the United States Securities and Exchange Commission (hereinafter "the Act"), and contained in sections 3(b) and/or 4(2) thereof. In addition, certain other exemptions from registration provided in Subsection 11 of Section
90.530 of the Nevada Revised Statutes pertaining to the offer and/or sale of unregistered Securities was relied upon by the Company.

On Oct. 18, 1986, Gary C. Vesperman, President and Founder, received 6,000 shares of Common Stock for organizational costs.

On January 13, 1998, Mr. Vesperman purchased 94,000 additional shares at $0.06742 per share, or, $6,331.58.
On January 13, 1998, Mr. Zelenka purchased 94,000 additional shares at $0.06742 per share, or, $6,742.11.

On  July  7, 1998, the Company completed its offering of  600,000 shares of common stock which was made pursuant to Rule 504 of Regulation D. The company sold stock to 28 individuals, and received gross proceeds of $30,000.

In addition, on or about February 21, 1998, Mr. Vesperman gifted a total of 700 shares to his sister, nephews, and nieces. He retains no voting control over those shares. All such sales or transfers
were  made  in  reliance  upon  the  exemption   from registration
provided by Section 4 of the Securities Act of  1933 as amended.

ITEM 11.  DESCRIPTION OF SECURITIES.

Common Stock

The Company's Articles of Incorporation authorizes the issuance of 50,000,000 shares of Common Stock, of which 800,000 are issued and outstanding. The shares are nonassessable, without preemptive rights, and do not carry cumulative voting rights. Holders of common shares are entitled to one vote for each share on all matters to be voted on by the stockholders. The shares are fully paid, nonassessable, without preemptive rights, and do not carry cumulative voting rights. Holders of common shares are entitled to share ratably in dividends, if any, as may be declared by the Company from timetotime, from funds legally available. In the event of a liquidation, dissolution, or winding up of the Company, the holders of shares of common stock are entitled to share on a prorata basis all assets remaining after payment in full of all liabilities.

Shares Eligible for Future Sale

Of the issued and outstanding shares, 200,000 are subject to resale restrictions and, unless registered under the Securities Act of 1933 (the "Act") or exempted under another provision of the Act, will be ineligible for sale in the public market. Sales may be made after two years from their acquisition in accordance with Rule 144 promulgated under the Act.

In general, Rule 144 permits a person (or persons whose shares are aggregated) who has beneficially owned shares that were acquired privately (either directly from the Company or from an Affiliate of the Company) for at least one year, or who is an Affiliate of the Company, to sell within any threemonth period, a number of such shares that does not exceed the greater of 1% of the then outstanding shares of the Company's Common Stock (approximately 8,000 as of the date of this statement) or the average weekly trading volume in the Company's common stock during the four calendar weeks immediately preceding such sale. Sales under Rule 144 are also subject to certain manner of sale provisions, notice requirements, and the availability of current public information about the Company. A person (or persons whose shares are aggregated) who is not deemed to have been an Affiliate at any time during the 90 days preceding a sale, and who has beneficially owned shares for at least two years, is entitled to sell all such shares under Rule 144 without regard to the volume limitations, current public information requirements, manner of sale provisions, or notice requirements. Sales of substantial amounts of the Common Stock of the Company in the public market could affect prevailing market prices adversely.
ITEM 12.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

The Company and its affiliates may not be liable to its shareholders for errors in judgment or other acts, or omissions not amounting to intentional misconduct, fraud or a knowing violation of the law, since provisions have been made in the Articles of incorporation and Bylaws limiting such liability. The Articles of Incorporation and Bylaws also provide for indemnification of the officers and directors of the Company in most cases for any liability suffered by them or arising from their activities as officers and directors of the Company if they were not engaged in intentional misconduct, fraud or a knowing violation of the law. Therefore, purchasers of these securities may have a more limited right of action than they would have except for this limitation in the Articles of Incorporation and Bylaws.
The officers and directors of the Company are accountable to the Company as fiduciaries, which means such officers and directors are required to exercise good faith and integrity in handling the Company's affairs. A shareholder may be able to institute legal action on behalf of himself and all others similarly stated shareholders to recover damages where the Company has failed or refused to observe the law.
Shareholders may, subject to applicable rules of civil procedure, be able to bring a class action or derivative suit to enforce their rights, including rights under certain federal and state securities laws and regulations. Shareholders who have suffered losses in connection with the purchase or sale of their interest in the Company in connection with such sale or purchase, including the misapplication by any such officer or director of the proceeds from the sale of these securities, may be able to recover such losses from the Company.
ITEM 13.  FINANCIAL STATEMENTS.
The financial statements and supplemental data required by this Item 13 follow the index of financial statements appearing at Item 15 of this Form 10SB.
ITEM 14.  CHANGES IN AND DISAGREEMENTS WITH
ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

The Company's previous auditor was Bradford & Bradford P.C., CPA. The Company decided to use Kurt D. Saliger, CPA, to conduct its most
recent  audit.  This  change  was  made  merely  for   the
convenience of the Company, and there was no disagreement with Bradford & Bradford that led the Company to make this change.

ITEM 15.  FINANCIAL STATEMENTS AND EXHIBITS.
FINANCIAL STATEMENTS

Report of Independent Auditors, Bradford & Bradford, P.C. dated January 13, 1998, and Kurt D. Saliger, C.P.A, dated July 7, 1998, December 31, 1998, and July 13, 1999.
Balance Sheet as of January 13, 1998, July 7, 1998, December 31, 1998, and June 30, 1999.
Statement of Operation for the year ended 1996, 1997, and 1998. Statement of Operations from January 1, 1999, through June 30, 1999. Statement of Stockholders' Equity for the year ended 1996, 1997 and 1998. Statement of Stockholders' Equity from January 1, 1999, through June 30, 1999.
Statement of Cash Flows for the years ended 1996, 1997 and 1998. Statement of Cash Flows from January 1, 1999, through June 30, 1999. Notes to Financial Statements
Agreement between Hiking Adventures, Inc., and Business Concepts, Inc., dated June 10, 1999.
Plan of Operation for Fiscal Year Beginning July 1, 1999, through June
30, 2000.

Kurt D. Saliger, C.P.A.
Certified Public Acountant
5000 West Oakey
Suite 1-A
Las Vegas, Nevada  89146


INDEPENDENT AUDITOR'S REPORT


Board of Directors
Hiking Adventures, Inc.
Las Vegas, Nevada


     I have audited the accompanying balance sheet of Hiking Adventures, Inc. (a development stage company), as of June 30, 1999; and the related statement of operations, stockholders' equity and cash flows for the period ended June 30, 1999. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

     I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

     In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hiking Adventures, Inc. at June 30, 1999; and the results of their
operations and their cash flows for the period ended  June 30,   1999
in  conformity  with  generally  accepted  accounting principles.

     The  accompanying  financial statements have  been  prepared assuming the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company has had no operations and has no established source of revenue. This raises substantial doubt about its ability to continue as a going concern. Management's plan in regard to these matters are also described in
Note 3. The financial statements do not include  any adjustments that
might  result  from  the  outcome   of   this
uncertainty.

/s/ Kurt D. Saliger, C.P.A..
Kurt D. Saliger

HIKING ADVENTURES, INC.
(A Development Stage Company)
BALANCE SHEET JUNE 30, 1999



ASSETS


CURRENT ASSETS
$40,785
                                                       Cash
                                                       0
          Accounts Receivable


TOTAL CURRENT ASSETS
$40,785

PROPERTY AND EQUIPMENT, NET                                     $
                                                       1,200
ORGANIZATION COSTS, NET                                          $
186

                                                            TOTAL
                                                       ASSETS
$42,171


              LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
                                                       Accounts
                                                       Payable
        $  3,550 Deferred Income                             $15,000

TOTAL CURRENT LIABILITIES          $18,550

STOCKHOLDERS' EQUITY

Common Stock, $.001 par value
authorized 50,000,000 shares; issued
and outstanding at
June 30, 1999800,000 shares
$     800
Additional Paid In Capital
$44,192
Deficit Accumulated During
Development Stage             ($21,371)
TOTAL STOCKHOLDERS' EQUITY                             $23,621
TOTAL LIABILITIES AND
STOCKHOLDERS' EQUITY
                                                  $42,171
See accompanying notes to financial
statements.

                     HIKING ADVENTURES, INC.
                   A Development Stage Company
                     STATEMENT OF OPERATIONS
                             January 1, 1999     October 7, 1996
                                                      to
(Inception)
                                                   June 30, 1999       To
June 30, 1999

INCOME
Revenue                                                     $0
$16,888
                                                           -----
                                                  ---            _______

TOTAL INCOME                                                $0
$16,888


EXPENSES

General and
 Administrative
                                                  $4,847
$37,728
Amortization & Depreciation                                 $
                                                  192            $     531

 ______         _______

TOTAL EXPENSES
                                                  $5,039
$38,259

NET PROFIT (LOSS)
                                                  ($5,039)       ($21,371)

NET PROFIT (LOSS)
PER SHARE
                                                  ($0.0063)      ($0.0267)

AVERAGE NUMBER OF
SHARES OF COMMON
STOCK OUTSTANDING
                                                  800,000
800,000


         See accompanying notes to financial statements.

                               -3
                     HIKING ADVENTURES, INC.
                   A Development Stage
          Company STATEMENT OF CHANGES IN
          STOCKHOLDERS' EQUITY
                          June 30, 1999


Common Stock
                                                            (Deficit)

Accumulated

Number
                                                            Additional
                                                            During

of                  Paid
                                                            In
                                                            Development
                     Shares   Amount    Capital
Stage

October 18, 1996
issued for cash (Note 2)                      6,000            $6          $
407

Net Income, 10-18-96
(inception) to 12-31-96                                     _____
                                                            _    _______
                                                            _______
                                                            ___($21)_____

Balance, Dec. 31, 1996
                                                            6,000
$6
                                                            $   407
($21)

Net (Loss), 12-31-97                                             _______
________
                                                            _______
                                                            ___($84)_____

Balance, Dec. 31, 1997
                                                            6,000
$6
                                                            $   407
($105)

January 13, 1998
Issued For Cash (Note 2)                     194,000   $194      $12,885

July 7, 1998
Issued For Cash (Note 2)                     600,000   $600      $29,400

July 7, 1998
Computer Issued
To Company
$ 1,500


Net (Loss), 12-31-98
                                                            ($16,227)
Net (Loss), 06-30-99
_______   _______
                                                            _______

__($5,039___

Balance June 30, 1999                                       800,0
                                                            00   $800
                                                            $44,192
                                                            ($21,371)


See accompanying notes to financial statements.

                     HIKING ADVENTURES, INC.
                  (A DEVELOPMENT STAGE COMPANY)
                     STATEMENT OF CASH FLOWS


January 1, 1999

October 7, 1996

To                 (Inception)
June 30, 1999
                                                       June 30, 1999
CASH FLOWS FROM
FROM OPERATING ACTIVITIES


Net Income (Loss)
($5,039)
                                                            $21,371)

Amortization & depreciation
$    190
                                                            $     527
Accounts Receivable Decrease                                      $
0
                                                            $       0
Accounts Payable increase
$  3,550
                                                            $  3,550
Deferred Income increase
$15,000
                                                            $15,000

CASH FLOWS FROM
FROM OPERATING ACTIVITIES
$13,701
                                                            ($  2,294)

Issue Common Stock
$      0
                                                            $43,079
Additional Paid in Capital                                            $
0
                                                            $    0

Net Increase
(Decrease) in Cash
$13,701
                                                            $40,785

Cash
Beginning of Period
$27,084
                                                            $    0


_______
                                                            ________
Cash
June 30, 1999
                                                            $40,785
                                                            $40,785


See accompanying notes to financial statements.

                     HIKING ADVENTURES, INC.
                   A Development
                       Stage
                       Company
                       NOTES TO
                       FINANCIAL
                           STATEME
                           NTS
                          June 30,
1999

           NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING
                            POLICIES

The  Company  was organized October 7, 1996 under
the  corporate laws  of  the  State of Nevada, as
Hiking Adventures,  Inc.  (the "Company"). The
Company is primarily a development stage  company in
accordance with SFAS V. and has no operations. The
Company is in  the  business  of publishing and
marketing  a  collection  of hiking  trail  guides.
The Company also plans  to  research  the
feasibility  and  marketing  appeal of
electronically  providing hiking information services
to hikers.
On  July  7, 1998, the Company successfully completed
an offering of  its  common  stock  under  Regulation
D,  Rule  504  of  the Securities  Act  of 1933 for
600,000 common shares  of  stock  at $0.001 per share
for $30,000.
The  Company  has  not  determined its  accounting
policies  and procedures, except as follows:
1. The Company uses the accrual method of accounting.
2.   Net  loss per share is provided in accordance
with Statement
     of  Financial  Accounting Standards No. 128
     (SPAS  No.  128) "Earnings  Per Share". Basic
     loss per share is  computed  by dividing  losses
     available to common  stockholders  by  the
     weighted average number of common shares
     outstanding  during the  period.  Diluted  loss
     per share  reflects  per  share amounts  that
     would have resulted if dilutive common  stock
     equivalents  had  been converted to common
     stock.  No  stock options   were  available  or
     granted  during  the  periods presented.
     Accordingly, basic and diluted loss per share are the same for all periods presented.

3. Organization costs of $415 are being amortized over a period of sixty (60) months commencing October 18, 1996.

4. The Company has not yet adopted any policy regarding payment of dividends. No dividends have been paid since inception.

                     HIKING ADVENTURES, INC.
                   A Development
                  Stage Company
                  NOTES TO
                  FINANCIAL
                  STATEMENTS
                          June 30,
                          1999

NOTE 2 - WARRANTS AND OPTIONS

     There are no warrants or options outstanding to acquire any additional shares of common stock.

NOTE 3 - GOING CONCERN

The Company's financial statements are prepared using
                         the
generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company has no current source of revenue. Without realization of additional capital, it would be unlikely for the Company to continue as a going concern. Please see the deferred income footnote #5.

NOTE 4 - RELATED PARTY TRANSACTION

     The Company neither owns or leases any real property. Office services are provided without charge by a director. Such costs are immaterial to the financial statements and, accordingly have not been reflected therein. The officers and directors of the Company are involved in other business activities, and may, in the future, become active in other business activities. If a specific business opportunity becomes available, such persons may face a conflict in selecting between the Company and their own business interests. The Company has not formulated a policy for the resolution of such conflicts.

NOTE 5 - DEFERRED INCOME

     The Company has entered into an agreement with
Business Concepts, Inc. to sell them over 60,000
hiking guide books over the next (30) thirty months.
On June 30, 1999 Business Concepts, Inc. paid an
initial payment of $15,000 to be applied to a future
shipment of hiking guide books expected to be
published around August 1,         1999. The total
value of the business agreement in
total sales should approximate $177,000 for the 60,000 guide books. The initial $15,000 payment is classified as deferred income on the financial statements.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   Hiking Adventures,
Inc.

By:____________________
                                        Gary C.
Vesperman